UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

PRIMORIS SERVICES CORPORATION

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

74164F103

(CUSIP Number)

Brian Pratt, c/o Primoris Services Corporation, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201, (214) 740-5600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 74164F103

1.	Names of Reporting Persons. Brian Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 16,955,123 (1)

	8.	Shared Voting Power 97,810 (2)

	9.	Sole Dispositive Power 16,955,123 (1)

	10.	Shared Dispositive Power 97,810 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,052,933 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)  Represents those shares of Common Stock owned by Brian Pratt in his name and over which he has sole voting and investment power.

(2)  Represents 97,810 shares of Common Stock that are owned by his spouse, Barbara Pratt.  Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(3)  Represents those shares of Common Stock held in the name of Brian Pratt and Barbara Pratt, Brian Pratt’s spouse.

(4)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 51,044,307 shares outstanding as of April 8, 2011, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2011.

CUSIP No. 74164F103

1.	Names of Reporting Persons. Barbara Pratt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 97,810 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 97,810 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 97,810 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.2% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  Represents those shares of Common Stock held directly by Barbara Pratt and indirectly by Brian Pratt as the spouse of Barbara Pratt.  Barbara Pratt and Brian Pratt share voting and dispositive power with respect to such shares.

(2)  The number of outstanding shares of Common Stock for purposes of this calculation consists of 51,044,307 shares outstanding as of April 8, 2011, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2011.

Introduction

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) is being filed by Brian Pratt and Barbara Pratt (the “Current Reporting Persons”) with respect to the common stock, par value $.0001 per share (“Common Stock”) of Primoris Services Corporation, f/k/a Rhapsody Acquisition Corp., a Delaware corporation (the “Company”).  The purpose of this Amendment No. 3 is to report the departure of the Summers Family Trust, John P. Schauerman, Timothy R. Healy and Mark A. Thurman (the “Departing Members”) from the Current Reporting Persons’ control group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On July 31, 2008, each of the Summers Family Trust, John P. Schauerman and Timothy R. Healy executed a revocable proxy in favor of Brian Pratt, which were each due to expire on July 31, 2011.  In addition, on March 25, 2009, Mark A. Thurman executed a revocable proxy in favor of Brian Pratt, which was due to expire on March 25, 2012.  On June 1, 2011, Brian Pratt informed the Departing Members that he was returning the revocable proxies granted by them, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of June 1, 2011.  As a result, the Departing Members ceased to act together with the Current Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company and are no longer deemed to be part of the Current Reporting Persons’ control group for purposes of Section 13(d) of the Exchange Act.

The original Schedule 13D (the “Initial Filing”) was filed on August 11, 2008 by the Reporting Persons, the Departing Members and certain other individuals and entities then part of the control group (such other individuals and entities, the “Prior Group Members”).  Amendment No. 1 was filed on August 14, 2008 to amend Item 6 of the Initial Filing to report the execution of the joint filing agreement and power of attorney by certain of the Prior Group Members (“Amendment No. 1”).  Amendment No. 2 was filed on March 31, 2009 to report the departure of the Prior Group Members from the control group (“Amendment No. 2”).  After the filing of Amendment No. 2, the control group was comprised of the Reporting Persons and the Departing Members.  As noted above, this Amendment No. 3 is being filed to report the departure of the Departing Members from the control group.

Item 1.	Security and Issuer.

Item 1 of the Initial Filing is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to shares of Common Stock of Primoris Services Corporation, f/k/a Rhapsody Acquisition Corp., a Delaware corporation.  The principal executive offices of the Company are located at 2100 McKinney Avenue, Suite 1500
Dallas, Texas.

Item 2.	Identity and Background.

Item 2 of the Initial Filing, as amended by Amendment No. 2, is hereby amended and restated in its entirety as follows:

(a)-(c) and (f).

This Schedule 13D is filed by:

(1)           Brian Pratt with respect to the Common Stock directly and beneficially owned by him and the Common Stock held solely in the name of his wife, Barbara Pratt, over which he has beneficial ownership.  The principal business address of Brian Pratt is 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201.  The principal occupation of Brian Pratt is Chairman of the Board of Directors, Chief Executive Officer, President and Director of the Company.  Brian Pratt is a U.S. citizen; and

(2)           Barbara Pratt with respect to the Common Stock directly and beneficially owned by her in her name.  The principal business address of Barbara Pratt is c/o the Company, 2100 McKinney Avenue, Suite 1500, Dallas, Texas 75201, Attention: Brian Pratt.  The principal occupation of Barbara Pratt is as a private investor.  Barbara Pratt is a U.S. citizen.

Each of the foregoing is a “Current Reporting Person” and collectively are the “Current Reporting Persons.”  Each of the Current Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.  Accordingly, the Current Reporting Persons are hereby jointly filing this Schedule 13D.

As noted in the Introduction above, the Departing Members were previously members of the Current Reporting Persons’ control group.  On June 1, 2011, Brian Pratt informed the Departing Members that he was returning the revocable proxies granted by them, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of June 1, 2011.  As a result, the Departing Members ceased to act together with the Current Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company and are no longer deemed to be part of the Current Reporting Persons’ control group for purposes of Section 13(d) of the Exchange Act.  Consequently, the Departing Members are no longer party to this Schedule 13D or any subsequent amendments hereto.

In addition, as noted in the Introduction above, Amendment No. 2 was filed to report the departure of the Prior Group Members from the control group.  On July 31, 2008, the Prior Group Members had executed revocable proxies in favor of Brian Pratt, which were each due to expire on July 31, 2011.  On March 27, 2009, Brian Pratt sent a letter to each of the Prior Group Members notifying them that he was returning the revocable proxies granted by them, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of March 23, 2009.  A form of the letter sent by Brian Pratt is attached hereto as Exhibit 2 and is incorporated herein by reference.  As a result, the Prior Group Members ceased to act together with the Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company and were no longer deemed to be part of the Reporting Persons’ control group for purposes of Section 13(d) of the Exchange Act.  Consequently, the Prior Group Members are no longer party to this Schedule 13D or any subsequent amendments hereto.

(d)           No Current Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Current Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Filing, as amended by Amendment No. 2, is hereby amended and restated in its entirety as follows:

On July 31, 2008, Primoris Corporation, a Nevada corporation (“Former Primoris”), merged with and into the Company (the “Merger”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”), dated February 19, 2008 and as amended on May 15, 2008, by and among the Company, Former Primoris and certain stockholders of Former Primoris.  Under the terms of the Merger Agreement, at the closing of the Merger, each share of Former Primoris common stock held by each Former Primoris stockholder was converted into 5,400 shares of Common Stock of the Company.  Each of the Current Reporting Persons was a Former Primoris stockholder prior to the closing of the Merger.  As a result, at the closing of the Merger, Brian Pratt acquired 14,072,400 shares of Common Stock and Barbara Pratt acquired 81,000 shares of Common Stock in consideration of the conversion of their shares of common stock of Former Primoris.  Neither of the Reporting Persons beneficially owned any shares of Common Stock of the Company prior to the closing of the Merger.

In addition, under the terms of the Merger Agreement, the Former Primoris stockholders received the right to receive an aggregate of 5,000,000 additional shares of Common Stock if the Company achieved certain EBITDA milestones for the fiscal years ended December 31, 2008 and 2009.  The Company achieved both EBITDA milestones and, as a result, each of the Reporting Persons received additional shares of Common Stock.  On March 24, 2009, Brian Pratt received 1,460,108 shares of Common Stock and Barbara Pratt received 8,405 shares of Common Stock in connection with the achievement of the 2008 EBITDA milestone.  On March 29, 2010, Brian Pratt received 1,460,108 shares of Common Stock and Barbara Pratt received 8,405 shares of Common Stock in connection with the achievement of the 2009 EBITDA milestone.

On March 19, 2009, Brian Pratt acquired 200,000 shares of Common Stock through his broker in open market purchases.  Brian Pratt purchased these shares of Common Stock using his own personal funds, for an aggregate purchase price of approximately $764,005, including brokerage commissions.

On June 24, 2010, Brian Pratt gifted an aggregate of 260,000 shares of Common Stock to his children.

On August 12 and 13, 2010, Brian Pratt acquired an aggregate of 16,389 shares of Common Stock through his broker in open market purchases.  Brian Pratt purchased these shares of Common Stock using his own personal funds, for an aggregate purchase price of approximately $101,002, including brokerage commissions.

On March 10, 2011, Brian Pratt acquired 6,118 shares of Common Stock as part of the Company’s Long-Term Retention Plan.  The Plan provides management employees the opportunity to purchase Company Common Stock with a defined portion of their annual incentive compensation at a discount to the market price.  For 2011, purchases were made at a 25% reduction to the average closing price during January 2011.  Brian Pratt purchased these shares for an aggregate purchase price of approximately $41,664. Brian Pratt agreed not to sell these shares prior to October 25, 2011.

Item 4.	Purpose of Transaction.

Item 4 of the Initial Filing, as amended by Amendment No. 2, is hereby amended and restated in its entirety as follows:

The execution of the revocable proxies by the Prior Group Members and the Departing Members in favor of Brian Pratt was designed to enable the Company to take advantage of certain exemptions from the NASDAQ listing standards available to a “Controlled Company,” or a company for which more than 50% of the voting power is held by an individual, a group or another company.  Additionally, the Prior Group Members and the Departing Members desired to consolidate their voting power in Brian Pratt to allow him to more efficiently run and operate the Company.

Prior to the completion of the Company’s December 18, 2009 acquisition of James Construction Group, LLC (“JCG”), Brian Pratt, through the shares of Common Stock held by him and Barbara Pratt and with the revocable proxies from the Departing Members, had the power to vote more than 50% of the voting power of the Company.  After the completion of the JCG acquisition, Brian Pratt no longer held 50% of the voting power.  Since that time, he has not attempted to collect any additional proxies to re-attain such voting power.  Further, as part of the Company’s continued corporate development, Brian Pratt determined that it was in the best interests of the Company to return the revocable proxies granted by the Departing Members, and agree to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of June 1, 2011.

Based on the number of shares of Common Stock held by Brian Pratt and Barbara Pratt, they continue to form a control group for purposes of Section 13(d) of the Exchange Act.  As a result, they have filed this Amendment No. 3 and may file additional amendments from time to time as required under the rules and regulations of the Exchange Act.

As noted in Item 6 below, on July 31, 2008, Brian Pratt and certain of the Departing Members (the Summers Family Trust, John P. Schauerman and Timothy R. Healy) entered into a voting agreement with Eric Rosenfeld, a founding member of the Company.  The voting agreement provided that each of the parties thereto would vote their shares of Common Stock in favor of the election of such persons as directors of the Company in specified classes in all elections prior to the annual meeting that will be held in 2011.  The voting agreement expired by its terms immediately prior to the Company’s 2011 annual meeting of stockholders held on May 6, 2011.

Pursuant to the terms of the Merger Agreement, following the Merger, the Board of Directors of the Company is required to declare and pay annual dividends on the Common Stock at a rate of not less than $0.10 per share; provided, however, that the Board of Directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the Delaware General Corporation Law or if the Board of Directors, in the exercise of its business judgment, believes that it would be prudent to cancel or modify the dividend payment.  The following table shows cash dividends declared by the Company during the three years ended December 31, 2010 and the quarter ended March 31, 2011:

Declaration Date	Payable Date	Record Date	Type
August 8, 2008	October 10, 2008	September 23, 2008	$0.025 per share
November 10, 2008	January 15, 2009	December 23, 2008	$0.025 per share
March 16, 2009	April 15, 2009	March 31, 2009	$0.025 per share
May 19, 2009	July 15, 2009	June 30, 2009	$0.025 per share
August 7, 2009	October 15, 2009	September 30, 2009	$0.025 per share
November 11, 2009	January 15, 2010	December 31, 2009	$0.025 per share
March 04, 2010	April 15, 2010	March 31, 2010	$0.025 per share
May 11, 2010	July 15, 2010	June 30, 2010	$0.025 per share
August 6, 2010	October 15, 2010	September 30, 2010	$0.025 per share
November 5, 2010	January 15, 2011	December 31, 2010	$0.025 per share
March 10, 2011	April 15, 2011	March 31, 2011	$0.025 per share

As noted in Item 3 above, pursuant to the terms of the Merger Agreement, the Current Reporting Persons had the right to receive 2,500,000 additional shares of Common Stock for each of the fiscal years ending December 31, 2008 and 2009 if the Company achieved specified EBITDA milestones.  For the fiscal year ended December 31, 2008, the Company achieved its EBITDA milestone for the period.  In connection therewith, each of the Current Reporting Persons’ right to receive the 2008 EBITDA Shares became fixed and irrevocable on March 24, 2009, the date upon which the Company’s registered public accountants’ report on the financial statements of the Company for the fiscal year ended December 31, 2008 was filed with the Company’s Annual Report on Form 10-K.  Further, for the fiscal year ended December 31, 2009, the Company achieved its EBITDA milestone for the period.  In connection therewith, each of the Current Reporting Persons’ right to receive 2009 EBITDA shares became fixed and irrevocable on March 11, 2010, the date upon which the Company’s registered public accountants’ report on the financial statements of the Company for the fiscal year ended December 31, 2009 was filed with the Company’s Annual Report on Form 10-K.

Except as set forth in this Item 4, none of the Current Reporting Persons have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.  However, each Reporting Person reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as they may determine in their discretion.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Initial Filing, as amended by Amendment No. 2, is hereby amended and restated in its entirety as follows:

(a)        As of  June 6, 2011, the Current Reporting Persons have the following beneficial ownership in the Company’s Common Stock:

(1)           Brian Pratt is the beneficial owner of 17,052,933 shares of Common Stock (16,955,123 shares of Common Stock held directly by him and 97,810 shares of Common Stock held solely in the name of his wife, Barbara Pratt, over which he has shared beneficial ownership), which represents approximately 33.4% of the outstanding shares of Common Stock of the Company (based on the number of 51,044,307 shares outstanding as of April 8, 2011, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2011).

(2)           Barbara Pratt is the beneficial owner of 97,810 shares of Common Stock (all held directly by her in her own name), which represents approximately 0.2% of the outstanding shares of Common Stock of the Company (based on the number of 51,044,307 shares outstanding as of April 8, 2011, as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 8, 2011)

(b)

	Shared Voting Power	Sole Voting Power	Shared Dispositive Power	Sole Dispositive Power
Brian Pratt	97,810	16,955,123	97,810	16,955,123
Barbara Pratt	97,810	0	97,810	0

(c)        Neither of the Reporting Persons have engaged in any transactions in the Company’s Common Stock during the past sixty days.

(d)        As noted in Item 4 above, pursuant to the terms of the Merger Agreement, following the Merger, the Board of Directors of the Company is required to declare and pay annual dividends on the Common Stock at a rate of not less than $0.10 per share; provided, however, that the Board of Directors shall not declare any such dividend unless, at the time of declaration, there is adequate surplus for such declaration under the Delaware General Corporation Law or if the Board of Directors, in the exercise of its business judgment, believes that it would be prudent to cancel or modify the dividend payment.  The dividends declared and paid by the Board of Directors for the three years ended December 31, 2010 and the quarter ended March 31, 2011 are set forth in Item 4 above.

(e)        As noted in the Introduction and Item 2 above:

(1)           The Departing Members were previously members of the Current Reporting Persons’ control group pursuant to revocable proxies executed in favor of Brian Pratt.  On June 1, 2011, Brian Pratt informed the Departing Members that he was returning the revocable proxies granted by them, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of June 1, 2011.  As a result, the Departing Members ceased to act together with the Current Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company and are no longer deemed to be part of the Current Reporting Persons’ control group for purposes of Section 13(d) of the Exchange Act.  Consequently, the Departing Members are no longer party to this Schedule 13D or any subsequent amendments hereto; and

(2)           The Prior Group Members were previously members of the Current Reporting Persons’ control group pursuant to revocable proxies executed in favor of Brian Pratt.  On March 27, 2009, Brian Pratt sent a letter to each of the Prior Group Members notifying them that he was returning the revocable proxies granted by them, and agreed to forego his right to exercise any voting power over the shares of Common Stock beneficially owned by them, effective as of March 23, 2009.  As a result, the Prior Group Members ceased to act together with the Current Reporting Persons for the purpose of acquiring, holding, voting or disposing of the Common Stock of the Company and were no longer deemed to be part of the Current Reporting Persons’ control group for purposes of Section 13(d) of the Exchange Act.  Consequently, the Prior Group Members are no longer party to this Schedule 13D or any subsequent amendments hereto.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Filing, as amended by Amendment No. 1 and Amendment No. 2, is hereby amended and restated in its entirety as follows:

At the closing of the July 31, 2008 Merger between the Company and Former Primoris, a total of 1,807,110 shares of Common Stock issued as Merger consideration to Former Primoris’ stockholders were placed in escrow with Continental Stock Transfer & Trust Company, as escrow agent, pursuant to an escrow agreement, dated July 31, 2008, which is attached hereto as Exhibit 3 and is incorporated herein by reference.  The escrow agreement provides a fund for payment to the Company with respect to the Company’s post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by Former Primoris and its former stockholders and foreign managers.  In July 2009, 1,445,688 of these shares of Common Stock were released from escrow.  The balance of the shares (361,422) are to remain in escrow until July 31, 2011, the third anniversary of the closing of the Merger.  A portion of the shares currently owned by the Current Reporting Persons is held in the escrow pursuant to the terms of the escrow agreement.

On August 11, 2008, the Reporting Persons, the Prior Group Members and the Departing Members entered into a joint filing agreement, in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law.  On March 30, 2009, the Reporting Persons and the Departing Members entered into a new joint filing agreement for the same purpose.  On June 1, 2011, the Reporting Persons entered into an another new joint filing agreement for the same purpose (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

On March 30, 2009, each of the Current Reporting Persons executed a power of attorney that appoints each of Brian Pratt, John P. Schauerman, Pete Moerbeek and John Perisich as the lawful attorneys-in-fact for such Current Reporting Person for purposes of making those electronic filings required by Section 16(a) of the Exchange Act, Rule 13d-1 of the Exchange Act and any other rules or regulation of the Securities and Exchange Commission.  A form of the power of attorney executed by each of the Current Reporting Persons is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description
1	Joint Filing Agreement, dated as of June 6, 2011 by and between the Current Reporting Persons
2

Form of Letter, dated March 27, 2009, sent to the Prior Group Members by Brian Pratt (filed as an Exhibit to Amendment No. 2 to this Schedule 13D on March 31, 2009 and incorporated by reference herein)

3

Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

4	Form of Power of Attorney (filed as an Exhibit to Amendment No. 2 to this Schedule 13D on March 31, 2009 and incorporated by reference herein)

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2011	/s/ Brian Pratt
Brian Pratt

/s/ Barbara Pratt
Barbara Pratt

EXHIBITS TO BE FILED WITH THIS SCHEDULE 13D

Exhibit	Description
1	Joint Filing Agreement, dated as of June 6, 2011 by and between the Current Reporting Persons
2

Form of Letter, dated March 27, 2009, sent to the Prior Group Members by Brian Pratt (filed as an Exhibit to Amendment No. 2 to this Schedule 13D on March 31, 2009 and incorporated by reference herein)

3

Escrow Agreement among Rhapsody Acquisition Corp., Brian Pratt, as Representative, and Continental Stock Transfer & Trust Company, as Escrow Agent (attached as an annex to the Company’s Registration Statement on Form S-4/A (File No. 333-150343) filed with the Securities and Exchange Commission on July 9, 2008 and incorporated herein by reference)

4	Form of Power of Attorney (filed as an Exhibit to Amendment No. 2 to this Schedule 13D on March 31, 2009 and incorporated by reference herein)